Exhibit 99.1

AstraZeneca to acquire CinCor Pharma to strengthen cardiorenal pipeline

9 January 2023 07:00 GMT

Acquisition to access global rights to baxdrostat, a novel aldosterone synthase inhibitor in development for blood pressure lowering

AstraZeneca has entered into a definitive agreement to acquire CinCor Pharma, Inc. (CinCor), a US-based clinical-stage biopharmaceutical company, focused on developing novel treatments for resistant and uncontrolled hypertension as well as chronic kidney disease.

The acquisition will bolster AstraZeneca’s cardiorenal pipeline by adding CinCor’s candidate drug, baxdrostat (CIN-107), an aldosterone synthase inhibitor (ASI) for blood pressure lowering in treatment-resistant hypertension.

Baxdrostat represents a potentially leading next-generation ASI as it is highly selective for aldosterone synthase and spares the cortisol pathway in humans1. The opportunity also brings the potential for combination with Farxiga and complements AstraZeneca’s strategy to provide added benefit across cardiorenal diseases, where there is a high unmet medical need.

Mene Pangalos, Executive Vice President BioPharmaceuticals R&D, AstraZeneca, said: “Acquiring CinCor supports our commitment to cardiorenal disease and further strengthens our pipeline with baxdrostat. Excess levels of aldosterone are associated with hypertension and several cardiorenal diseases, including chronic kidney disease and coronary artery disease and being able to effectively reduce this would offer a much-needed treatment option for these patients.”

Marc de Garidel, CEO CinCor, said: “We are excited about the proposed acquisition of CinCor Pharma by AstraZeneca as we believe it offers the prospect of accelerating the development timeline and expanding the breadth of benefits patients with cardiorenal diseases might obtain from baxdrostat, if approved. CinCor is committed to ensuring a smooth transition of the development responsibilities to AstraZeneca once the acquisition is consummated. Thank you to all who have played, and will continue to play, essential roles in developing and evaluating baxdrostat as a potential novel treatment for cardiorenal diseases.”

Financial considerations

Under the terms of the agreement, AstraZeneca will initiate a tender offer to acquire all of CinCor’s outstanding shares for a price of $26 per share in cash at closing, plus a non-tradable contingent value right of $10 per share in cash payable upon a specified regulatory submission of a baxdrostat product. The upfront cash portion of the consideration represents a transaction value of approximately $1.3bn and a 121% premium over CinCor’s closing market price on 06 January 2023. Combined, the upfront and maximum potential contingent value payments represent, if achieved, a transaction value of approximately $1.8bn and a 206% premium over CinCor’s closing market price on 6 January 2023. As part of the transaction, AstraZeneca will acquire the cash and marketable securities on CinCor’s balance sheet, which totalled approximately $522m as of 30 September 2022.

Notes

Baxdrostat (CIN-107)

Baxdrostat is a highly selective, oral small molecule inhibitor of aldosterone synthase, the enzyme responsible for the synthesis of aldosterone in the adrenal gland, in development for patient populations with significant unmet medical needs, including treatment-resistant hypertension, primary aldosteronism and chronic kidney disease. Baxdrostat selectively targets aldosterone synthase, which is encoded by the CYP11B2 gene while having a much lower affinity for the blocking activity of 11ß-hydroxylase, the enzyme responsible for cortisol synthesis, which is encoded by the CYP11B1 gene. In clinical trials, baxdrostat was observed to significantly lower aldosterone levels without affecting cortisol levels, across a wide range of doses1.

In patients with treatment-resistant hypertension, a key focus area, baxdrostat met the primary endpoint in the BrigHTN Phase II trial showing a statistically significant reduction in systolic blood pressure (SBP) after a 12-week treatment period1,2. Baxdrostat did not meet the primary endpoint of showing a statistically significant reduction in SBP at eight weeks in the HALO Phase II trial in patients with uncontrolled hypertension3,4. Baxdrostat was well tolerated in both trials. Two additional Phase II trials are ongoing in hypertensive patients with primary aldosteronism (Spark-PA)5 and in chronic kidney disease (CKD)6. A Phase III trial of baxdrostat is planned to start in treatment-resistant hypertension during the first half of 2023.

CinCor holds the exclusive, worldwide licence to baxdrostat, which will remain in place following the transaction.

Farxiga

Farxiga (dapagliflozin) is a first-in-class, oral, once-daily SGLT2 inhibitor. Research has shown Farxiga’s efficacy in preventing and delaying cardiorenal disease, while also protecting the organs – important findings given the underlying links between the heart, kidneys and pancreas7-9. Damage to one of these organs can cause the other organs to fail, contributing to leading causes of death worldwide, including T2D, HF and chronic kidney disease (CKD)10-13.

Transaction details

The closing of the tender offer will be subject to certain conditions, including the tender of shares representing at least a majority of the total number of CinCor’s outstanding shares, and other customary regulatory clearances. Upon the successful completion of the tender offer, AstraZeneca’s acquisition subsidiary will be merged with and into CinCor, and any remaining shares of common stock of CinCor will be cancelled and converted into the right to receive the same merger consideration (including the contingent value right) per share payable in the tender offer. Subject to the satisfaction of the conditions in the merger agreement, the acquisition is expected to close in the first quarter of 2023.

Important information about the tender offer

The tender offer described in this announcement has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of CinCor or any other securities, nor is it a substitute for the tender offer materials described herein. At the time the planned tender offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by AstraZeneca PLC (AstraZeneca), AstraZeneca Finance and Holdings Inc. and Cinnamon Acquisition, Inc., a wholly-owned indirect subsidiary of AstraZeneca, with the Securities and Exchange Commission (the SEC), and a solicitation/recommendation statement on Schedule 14D-9 will be filed by CinCor with the SEC.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ BOTH THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

Investors and security holders may obtain a free copy of the Offer to Purchase, the related Letter of Transmittal, certain other tender offer documents and the Solicitation/Recommendation Statement (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the tender offer, which will be named in the tender offer statement. In addition, CinCor files annual, quarterly and current reports and other information, and AstraZeneca files annual reports and other information with the SEC, which are available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by AstraZeneca may be obtained at no charge on the investor relations page of AstraZeneca’s internet website at www.astrazeneca.com/investors. Copies of the documents filed with the SEC by CinCor may be obtained at no charge under the “Investors” section of CinCor’s internet website at www.cincor.com.

Forward-looking statements

This announcement may include statements that are not statements of historical fact, or “forward-looking statements,” including with respect to AstraZeneca’s proposed acquisition of CinCor. Such forward-looking statements include, but are not limited to, the ability of AstraZeneca and CinCor to complete the transactions contemplated by the acquisition agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, AstraZeneca’s and CinCor’s beliefs and expectations and statements about the benefits sought to be achieved in AstraZeneca’s proposed acquisition of CinCor, the potential effects of the acquisition on both AstraZeneca and CinCor, the possibility of any termination of the acquisition agreement, as well as the expected benefits and success of baxdrostat and any combination product. These statements are based upon the current beliefs and expectations of AstraZeneca’s and CinCor’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all or that baxdrostat or any combination product will receive the necessary regulatory approvals or prove to be commercially successful if approved. If underlying assumptions prove inaccurate or risks or uncertainties materialise, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include but are not limited to, uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of CinCor’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer and the merger contemplated by the acquisition agreement may not be satisfied or waived; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the transactions contemplated by the acquisition agreement and the impact of the announcement and pendency of the transactions on CinCor’s business; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; the possibility that the milestone related to the contingent value right will not be achieved; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of COVID-19; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; competition from other products; and challenges inherent in new product development, including obtaining regulatory approval.

Neither AstraZeneca nor CinCor undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in AstraZeneca’s Annual Report on Form 20-F for the year ended 31 December 2021, CinCor’s Annual Report on Form 10-K for the year ended 31 December 2021 and CinCor’s Quarterly Reports on Form 10-Q for the three months ended 31 March 2022, 30 June 2022 and 30 September 2022, in each case as amended by any subsequent filings made with the SEC. These and other filings made by AstraZeneca and CinCor with the SEC are available at the SEC’s Internet site (www.sec.gov).

AstraZeneca in CVRM

Cardiovascular, Renal and Metabolism (CVRM), part of BioPharmaceuticals, forms one of AstraZeneca’s main disease areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines for organ protection and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company’s ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and CV health for millions of patients worldwide.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts

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References

1. Freeman MW, et al. (2022) Phase 2 Trial of Baxdrostat for Treatment-Resistant Hypertension. NEJM, DOI: 10.1056/NEJMoa2213169.

2. A Study of CIN-107 in Adults With Treatment-Resistant Hypertension (rHTN) (BrigHTN). Available from: https://www.clinicaltrials.gov/ct2/show/NCT04519658?term=cin-107&draw=2&rank=2 [Last accessed 28 Dec 2022]

3. CinCor Pharma Announces Topline Data for Phase 2 HALO Trial Evaluating Selective Aldosterone Synthase Inhibitor Baxdrostat in Uncontrolled Hypertension. Available from: https://www.cincor.com/news-releases/news-release-details/cincor-pharma-announces-topline-data-phase-2-halo-trial [Last accessed 30 Dec 2022].

4. A Study of CIN-107 in Patients With Uncontrolled Hypertension Receiving 1 Antihypertensive Agent (HALO). Available from: https://www.clinicaltrials.gov/ct2/show/NCT05137002?term=cin-107&draw=2&rank=1 [Last accessed 28 Dec 2022]

5. A Study of CIN-107 in Adults With Primary Aldosteronism (spark-PA). Available from: https://www.clinicaltrials.gov/ct2/show/NCT04605549?term=cin-107&draw=2&rank=3 [Last accessed 28 Dec 2021]

6. A Study to Evaluate CIN-107 for the Treatment of Patients With Uncontrolled Hypertension and Chronic Kidney Disease. Available from: https://clinicaltrials.gov/ct2/show/NCT05432167?term=CIN-107&draw=2&rank=4 [Last accessed 28 Dec 2022].

7. McMurray JJV, et al. (2019) Dapagliflozin in patients with heart failure and reduced ejection fraction. NEJM, 381(21):1995–2008.

8. Heerspink HJL, et al. (2020) Dapagliflozin in patients with chronic kidney disease. NEJM, 383(15):1436–46.

9. Wiviott SD, et al. (2019) Dapagliflozin and cardiovascular outcomes in type-2 diabetes [article and supplementary appendix]. NEJM, 380(4):347–57.

10. Mayo Clinic [Internet]. Heart failure [cited 2022 Nov 23]. Available from: https://www.mayoclinic.org/diseases-conditions/heart-failure/symptoms-causes/syc-20373142.

11. Vos T, et al. (2017) Global, regional, and national incidence, prevalence, and years lived with disability for 328 diseases and injuries for 195 countries, 1990–2016: A systematic analysis for the Global Burden of Disease Study 2016. Lancet, 390(10100):1211–59.

12. Centers for Disease Control and Prevention (CDC) [Internet]. A snapshot: Diabetes in the United States. Available from: https://www.cdc.gov/diabetes/library/socialmedia/infographics/diabetes.html [Last accessed 28 Dec 2022].

13. National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK) [Internet]. Heart disease & kidney disease. Available from: https://www.niddk.nih.gov/health-information/kidney-disease/heart-disease [Last accessed 28 Dec 2022].

Adrian Kemp
Company Secretary
AstraZeneca PLC